Evo Acquisition Corp.

10 Stateline Road

Crystal Bay, Nevada 89402

VIA EDGAR

February 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Evo Acquisition Corp.
Registration Statement on Form S-1
Filed January 20, 2021, as amended
File No. 333-252248

Dear Ms. Haywood:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby requests that effectiveness of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on Monday, February 8, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ Richard Chisholm
Richard Chisholm
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Reed Smith LLP